

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 12, 2016

Tim Sullivan
Chief Executive Officer
REV Group, Inc.
111 East Kilbourn Avenue, Suite 2600
Milwaukee, WI 53202

> **Re:** **REV Group, Inc.**
> **Amendment No. 1**
> **Registration Statement on Form S-1**
> **Filed November 23, 2016**
> **File No. 333-214209**

Dear Mr. Sullivan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2016 letter.

Prospectus Summary, page 1

Out Markets, page 6

1. We note your response to our prior comment 7. Please revise your disclosure to clarify, if true, that the timing and extent to which pent-up replacement demand may be released is inherently uncertain and generally outside of your control.

Summary Consolidated Financial Data, page 17

2. We have reviewed your response to our prior comment 15 and the associated revised disclosure. Your explanatory statement that the excluded items having less bearing on core operating performance because "they are items that are not needed or available to the Company's managers in the daily activities of their businesses" appears to be meaningful disclosure. It also appears your explanatory statement that the stock compensation expense is excluded because "it is an expense that is measured based upon external inputs... business managers. Stock-based compensation…due to the timing and nature of the equity awards" is meaningful disclosure. Please consider expanding your disclosure accordingly.

3. You disclose on page 20 in the third paragraph of footnote (8) that you adjust net income for "non-cash" stock-based compensation expense in determining "adjusted EBITDA." For the current and corresponding prior nine months ended periods, the adjustments for stock-based compensation were $12,298 and $2,762, respectively, in arriving at adjusted EBITDA for the respective periods. On page F-58, you disclose that during the nine months ended July 30, 2016 and August 1, 2015 you paid $11,046 and $1,339, respectively, to redeem performance based stock options. Please tell us if these paid amounts are part of the noted stock-based compensation adjustments. If so, it appears the adjustments for stock-based compensation were for both cash and non-cash expenses. Please advise and revise to clarify, as appropriate.

4. We note from pages 20 and 21 that you incurred and backed out restructuring charges for all of the periods presented. We also note your disclosure of the expense detail in footnote (c) which appears to be mainly cash operating expenses related to different initiatives you undertook for various periods. In that regard, we are unclear about your basis behind these non-GAAP adjustments in arriving at Adjusted EBITDA and Adjusted Net Income if they represent your recurring operating expenses and your business expects to benefit from these initiatives. Please explain.

You may contact Beverly Singleton at 202-551-3328 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure